April 23, 2007

Ms. Linda van Doorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The ServiceMaster Company
Form 10-K for the year ended December 31, 2006, Filed February 27, 2007
File No. 1-14762

Dear Ms. van Doorn:

We are writing in response to your letter dated March 16, 2007 relating to the above-referenced document. We have listed each comment in the March 16th letter as well as ServiceMaster’s (the “Company’s”) response to that comment below.

Management Discussion and Analysis of Financial Condition and Results of Operations

2006 Financial Position and Liquidity

Liquidity, page 21

1.

We note on page 42 that you have capital lease obligations in the amount of $27 million, but it is not clear if these obligations have been included in your table of contractual obligations. Please revise the table in future filings to include a line item for capital lease obligations as illustrated in Item 303(A)(5) of Regulation S-K.

Response:

We confirm that capital lease obligations are included in the table of contractual obligations in the caption entitled “Debt balances”. The obligations were not presented as a separate line item due to the insignificance of the amount. The Company will, in future filings, include a separate line item for its capital lease obligations as illustrated in Item 303(A)(5) of Regulation S-K.

Consolidated Statements of Financial Position, page 28

2.	Please clarify why the minority interest related to Terminix has not changed in value from period to period.

Response:

During 2001, the Company acquired a business where a significant portion of the consideration paid was the issuance of preferred partnership units of the Terminix subsidiary. In the purchase price allocation, the Company valued the preferred partnership units at $100 million. The preferred partnership unit holders are entitled by the terms of the partnership agreement to an allocation of 16% of the earnings of Terminix, with a maximum of $8 million annually (or $2 million per quarter). Under the terms of the partnership agreement, the Company is required to distribute the earnings allocated to the minority interest holder on a quarterly basis. Since its issuance in 2001, the Company has distributed the maximum amount in which the preferred partnership units are entitled to receive by the terms (i.e. $2 million per quarter, or $8 million annually). As the earnings allocated to the minority interest holder have been paid in cash and not accumulated in the minority interest account presented on the Company’s Consolidated Statement of Financial Position, the minority interest balance has not changed from period to period.

Notes to Consolidated Financial Statements

Significant Accounting Policies

Revenue, page 32

3.

We note from the information under this heading that revenues for commercial disaster response and reconstruction projects are recognized under the percentage of completion method based on the ratio of costs incurred to total estimated project costs. Please clarify whether these project revenues are within the scope of SOP 81-1, or not. If not, please clarify how the company considered the guidance of SAB 101 in its determination that it was appropriate to account for these revenues under the percentage of completion method. Your response should further clarify how this revenue recognition methodology differs from the proportional performance method.

Response:

The Company, through InStar Services Group (“InStar”), its wholly owned subsidiary, provides disaster response, restoration and reconstruction services. InStar was acquired by the Company in February 2006. The subsidiary’s revenues and operating income represented less than 3% of the Company’s consolidated revenues and operating income during 2006.

InStar’s projects are within the scope of AICPA Statement of Position 81-1, Accounting for Construction-Type and Certain Production-Type Contracts (“SOP 81-1”). SOP 81-1 covers customer arrangements that have legally enforceable and binding contracts and which require the performance of the

Company’s duties in accordance with the customers’ specifications. InStar’s contracts are consistent with those outlined in paragraph 13 of SOP 81-1:

•	Contracts in the construction industry, such as those of general building...demolition...and specialty contractors.
•	Contracts for construction consulting service, such as under agency contracts or construction management agreements.

InStar enters into construction and/or construction management agreements with the owners of commercial properties and residential buildings damaged or destroyed by natural disasters. Its services are provided through the use of an extensive sub-contractor network as well as in-house expertise. The duration of projects is dependent upon the type of service and extent of work required (e.g. severity of damage to a customer’s premises), and typically requires several months to complete, although could extend to over one year, depending upon the magnitude of the project. The services provided by InStar are essential to the construction or reconstruction of tangible assets.

InStar’s projects are subject to customer specifications and acceptance. Our right to receive payment depends on performing in accordance with the project agreement. In addition, InStar requires that all projects have a contract or work authorization form signed by the customer. The existence of signed contracts and work authorization forms are evidence that the agreements are legally enforceable. Further, InStar’s agreements are fixed price or time and material, which are described as common contract pricing methods for agreements within the scope of SOP 81-1.

InStar’s sole business is performing these projects, and they have the expertise to make reasonably dependable estimates of the cost of each of the services performed within each project. The aggregate cost estimate for each project serves as the basis for InStar’s negotiation of contract terms with its customers and the Company’s subsequent recognition of revenue under the percentage of completion method. Progress towards completion is measured by InStar using the cost-to-cost method (using the ratio that incurred costs bear to total estimated costs).

Percentage of Completion vs. Proportional Performance Method

For the reasons noted above, the Company believes its projects are within the scope of SOP 81-1, and that the application of the percentage of completion method is appropriate. However, if the Company were to apply the proportional performance method of recognizing revenues to its construction contracts, the Company believes this method would closely mirror the percentage of completion method. The costs of the project serve as a reasonable surrogate for the fulfillment of the Company’s obligations to its customers. InStar does not generally have interim deliverables but rather focuses on the overall completion of the project. The customer finds value as its premises are restored, remediated, or reconstructed. As progress is made towards the completion of a contract, revenue would be recognized as the remediation and reconstruction of the site is occurring. Therefore, using a revenue recognition model based on costs incurred to total costs is consistent with proportional revenue recognition concepts.

Commitments and Contingencies, page 42

4.

In view of the significance of the company’s liabilities for self-insurance losses, termite damage claims and home warranty claims, tell us the consideration you gave to including the activity in each of these accounts in a separate note to the financial statements. In addition, clarify how incurred but not reported claims at each period end are accounted for.

Response:

Self Insured Workers Compensation, Auto, and General Liability Losses

Accruals for self insurance losses were approximately $166 million as of December 31, 2006. The activity in the related accrued liability account primarily includes additions for actuarially determined provisions for losses expected to be paid in the future and reductions for claims paid. The accrual balance is presented on the balance sheet and current year experience and trends relating to the self-insured claims are disclosed in the Management Discussion and Analysis section of the annual report; therefore, the Company does not believe additional detail regarding activity within the accrual accounts is required, or would provide material information to the users of the financial statements. The Company uses historical claims experience and an independent, national actuarial firm to establish both the current year accrual and the underlying provision for future losses. The actuarially determined provision and related accrual includes consideration of both known and incurred but not reported claims.

Termite damage claims

The Company offers a warranty on its termite service protection plans whereby the Company will provide re-treat services and remediation of damage caused by termites subsequent to application of the Company’s treatments. The termite damage warranty covers incidents reported during the customer’s contract period (i.e. claims made). The ending accrual represents the cost of the expected remaining claims on outstanding contracts.

The accrual for expected claims was approximately $13 million at December 31, 2006. As such, it was not material to the Company’s Consolidated Statement of Financial Position at that date, and the Company does not believe that additional detail regarding activity within the accrual is required, or would provide material information to the users of the financial statements.

Home warranty claims

American Home Shield (“AHS”) offers home service contracts (commonly referred to as “home warranties”) covering certain household systems and appliances. The warranty covers claims reported within the contract year only (i.e. a claims made policy). In addition, there is typically a very short period of time from when a claim is incurred to when it is reported, serviced and paid.

The accrual for expected claims was approximately $24 million at December 31, 2006. As such, it was not material to the Company’s Consolidated Statement of Financial Position at that date, and the Company does not believe that additional detail regarding activity within the accrual is required, or would provide material information to the users of the financial statements.

Quarterly Operating Results (Unaudited), page 49

5.	Please revise to present net income (loss) for each quarter within the two most recent fiscal years in future filings. Refer to Item 302 of Regulation S-K.

Response:

Included within the Company’s Quarterly Operating Results (Unaudited) are the categories of Income from Continuing Operations and Income (Loss) from Discontinued Operations, both of which are net of taxes and are separately stated on the face of the Company’s Consolidated Statements of Operations. The Company will, in future filings, present Net Income (combined income from continuing and discontinued operations) as an additional, separate category.

ServiceMaster Representations

ServiceMaster is responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we understand that the staff comments or changes to disclosures do not foreclose the Commission from taking any action with respect to the filings. Moreover, ServiceMaster understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (901) 766-1268 with your comments or questions.

Very truly yours,

/s/ Ernest J. Mrozek

Ernest J. Mrozek

Vice Chairman and Chief Financial Officer

cc:	Kristi Marrone, United States Securities and Exchange Commission

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